Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Generacion Eolica India Limited, EN Wind Power Private Limited and EN Renewable Energy Limited:

We consent to the use of our report dated May 5, 2015 in the registration statement on Form S-1 of TerraForm Global Inc., with respect to the combined balance sheets of EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited as of December 31, 2014 and 2013, and the related combined statements of income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Gurgaon, India

July 30, 2015